UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

____________________

Ranpak Holdings Corp.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

75321W103

(CUSIP Number)

David Murgio

One Madison Group LLC

3 East 28th Street, Floor 8, New York, New York 10016

(212) 763-0935

Copies to:

John B. Meade

Lee Hochbaum

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

(212) 450-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 23, 2021
(Date of Event Which Requires Filing of This Statement)

____________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 75321W103	Schedule 13D	Page 2 of 9
1	NAME OF REPORTING PERSON Omar M. Asali
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☒ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF (personal funds of reporting person)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,946,092 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,946,092
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 3,946,092
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.03% (2)
14	TYPE OF REPORTING PERSON IN (Individual)

(1)	Omar Asali directly holds 1,921,683 shares of Class A common stock. Mr. Asali’s direct beneficial ownership may comprise shares of Class A common stock held in his IRA.

Includes 686,440 shares of Class A common stock held in trusts for which Mr. Asali’s children are the beneficiaries and in respect of which Mr. Asali may be deemed to have beneficial ownership.

Mr. Asali is the manager of OM Group LLC and may be deemed to beneficially own 4,290 shares of Class A common stock held by OM Group LLC, and ultimately exercises sole voting and dispositive power over such shares. Mr. Asali disclaims beneficial ownership of the shares of Class A common stock held by OM Group LLC except to the extent of his pecuniary interest therein.

Mr. Asali is the managing member of Vivoli Holdings, LLC and may be deemed to beneficially own 1,333,679 shares of Class A common stock held by Vivoli Holdings, LLC, and ultimately exercises sole voting and dispositive power over such shares. Mr. Asali disclaims beneficial ownership of the shares of Class A common stock held by Vivoli Holdings, LLC except to the extent of his pecuniary interest therein.

(2)	The percentage of beneficial ownership is based on 78,478,624 shares of Class A common stock issued and outstanding as of October 26, 2021, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on October 29, 2021, and also treats as outstanding the shares of Class A common stock issuable upon exercise of the warrants beneficially owned by Mr. Asali.

CUSIP No. 75321W103	Schedule 13D	Page 3 of 9
1	NAME OF REPORTING PERSON OM Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☒ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (working capital)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,290
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01% (1)
14	TYPE OF REPORTING PERSON OO (Limited Liability Issuer)

(1)	The percentage of beneficial ownership is based on 78,478,624 shares of Class A common stock issued and outstanding as of October 26, 2021, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on October 29, 2021.

CUSIP No. 75321W103	Schedule 13D	Page 4 of 9
1	NAME OF REPORTING PERSON One Madison Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☒ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (working capital)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (1)
14	TYPE OF REPORTING PERSON OO (Limited Liability Issuer)

(1)	The percentage of beneficial ownership is based on 78,478,624 shares of Class A common stock issued and outstanding as of October 26, 2021, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on October 29, 2021.

CUSIP No. 75321W103	Schedule 13D	Page 5 of 9
1	NAME OF REPORTING PERSON Vivoli Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☒ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (affiliate of reporting person)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,333,679
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,333,679
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 1,333,679
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.70% (1)
14	TYPE OF REPORTING PERSON OO (Limited Liability Issuer)

(1)	The percentage of beneficial ownership is based on 78,478,624 shares of Class A common stock issued and outstanding as of October 26, 2021, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on October 29, 2021.

CUSIP No. 75321W103	Schedule 13D	Page 6 of 9

Introductory Statement

This Amendment No. 1 (this “Amendment No. 1”) amends and supplement the Schedule 13D filed on June 13, 2019 (the “Original Schedule 13D”) by One Madison Group LLC (the “Sponsor”), Mr. Asali and Vivoli Holdings, LLC (“Vivoli”) relating to the issued and outstanding shares of Class A common stock, par value $0.0001 per share, of Ranpack Holdings Corp. (f/k/a One Madison Corporation), a Delaware corporation (the “Issuer”). Beginning on the date this Amendment No. 1 is filed, all references in the Original Schedule 13D shall be deemed to refer to the Original Schedule 13D as amended by this Amendment No. 1. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Schedule 13D.

OM Group LLC (“OM Group”) is filing this Amendment No. 1 to report that it is now part of a “group” with Mr. Asali and Vivoli for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, with respect to the shares of Class A common stock.

On December 23, 2021, the Sponsor distributed 2,577,480 shares of Class A common stock to its direct and indirect equityholders. Following this transaction, the Sponsor no longer holds shares of Class A common stock and, accordingly, is filing this Amendment No. 1 to report that the Sponsor it no longer part of the “group” with Mr. Asali, Vivoli and OM Group for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, with respect to the shares of Class A common stock.

The definition of “Reporting Person” is hereby amended to (i) include OM Group and (ii) remove the Sponsor.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended to include the following:

(a) and (b) The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.

(c) Except for the transactions described in the last paragraph of Item 6 of this Schedule 13D, the Reporting Persons have not engaged in any transaction during the past 60 days involving common stock of the Issuer.

(d) None

(e) None

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by inserting the following language at the end of item 6 of the Original Schedule 13D:

Between June 3, 2019 and the date hereof Mr. Asali acquired 154,432 shares of Class A common stock underlying performance-based restricted stock units net of tax liabilities and 51,850 shares of Class A common stock on the open market.

On October 29, 2019, the Sponsor distributed 192,449 shares of Class A common stock held of record by the Sponsor and beneficially owned by the Sponsor and Ms. Asali to an unaffiliated member and such shares ceased to be beneficially owned by the Sponsor or Mr. Asali.

On September 14, 2020, the Issuer completed an exchange offer for outstanding warrants and issued shares of Class A common stock in exchange for outstanding warrants, including to Mr. Asali and Vivoli. Pursuant to the exchange offer, Mr. Asali exchanged 150,441 warrants for 33,096 shares of Class A common stock, and Vivoli exchanged 201,243 warrants for 44,273 shares of Class A common stock.

On January 22, 2021, the Earnout Condition relating to the closing price of the Class A common stock was deemed satisfied (January 22, 2021 constituted the 20th trading day within a period of 30 consecutive trading days on which

CUSIP No. 75321W103	Schedule 13D	Page 7 of 9

the closing price of the Class A common stock equaled or exceeded $12.50 per share). Accordingly, the Anchor Investor Shares are no longer subject to forfeiture under the Anchor Earnout Agreement.

On May 26, 2021, Mr. Asali and Vivoli sold 400,000 shares and 100,000 shares of Class A common stock, respectively, in a registered offering and sale of the Issuer’s Class A common stock and such shares ceased to be beneficially owned by Mr. Asali or Vivoli.

On December 23, 2021, the Sponsor distributed all 2,577,480 shares of Class A common stock held of record by the Sponsor to its direct and indirect equityholders, including Mr. Asali and OM Group. As a result of the distribution, Mr. Asali became the record holder of 1,025,369 shares of Class A common stock previously held of record by the Sponsor and OM Group became the record holder of 4,290 shares of Class A common stock previously held of record by the Sponsor. Following completion of the distribution, the Sponsor no longer holds shares of Class A common stock.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended to include the following:

16	Joint Filing Agreement, dated December 23, 2021, by and among the Reporting Persons.

CUSIP No. 75321W103	Schedule 13D	Page 8 of 9

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this Statement is true, complete and correct.

Date: December 23, 2021

By:	/s/ Omar M. Asali
Name:	Omar M. Asali

ONE MADISON GROUP LLC

By:	/s/ Omar M. Asali
Name:	Omar M. Asali
Title:	Manager

VIVOLI HOLDINGS, LLC

By:	/s/ Omar M. Asali
Name:	Omar M. Asali
Title:	Managing Member

OM GROUP LLC

By:	/s/ Omar M. Asali
Name:	Omar M. Asali
Title:	Manager